SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2005

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

SIGNATURES

     This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

Non-consolidated Financial Statements

(Unaudited)

As of March 31, 2005 and 2004

(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders
Korea Electric Power Corporation:

We have reviewed the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the “Company”) as of March 31, 2005 and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of Korea Southern Power Co., Ltd., whose total assets constituted 3.6% of the total non-consolidated assets as of March 31, 2005, and whose total income constituted 4.3% of non-consolidated income before income tax for the three-month period then ended. Also, we did not review the financial statements of Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd., whose total income constituted 15.7% of non-consolidated income before income tax for the three-month period ended March 31, 2005. These financial statements were reviewed by other accountants whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for Korea Southern Power Co., Ltd., in 2005 and Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd., in 2004 is based solely on the reports of the other accountants.

We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews and the reports of the other accountants, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

The accompanying non-consolidated balance sheet of the Company as of December 31, 2004 and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 4, 2005, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2004, presented for comparative purposes is not different from that audited by us in all material respects.

The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 2 to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 1(b) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles, Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises, and Korean review standards and their application in practice.

As discussed in note 27 to the non-consolidated financial statements, sales and purchases with related parties, including the six power generation subsidiaries, amounted to ~~W~~96,402 million and ~~W~~4,481,189 million, respectively, for the three-month period ended March 31, 2005. Related receivables and payables amounted to ~~W~~37,375 million and ~~W~~1,287,085 million, respectively, as of March 31, 2005. In addition, the Company is providing debt guarantees to its foreign subsidiaries in amounts not exceeding US$252 million including KEPCO Ilijan Co.

The Company and its six power generation companies including Korea Hydro & Nuclear Power Co., Ltd. are jointly and severally liable for outstanding debts assumed by each company at the time of spin-off on April 2, 2001 under the Commercial Code of the Republic of Korea. As of March 31, 2005, the Company is providing joint and several liability guarantee for debts of its six power generation companies amounting to ~~W~~246,147 million and the six power generation companies are providing such a guarantee for debts of the Company amounting to ~~W~~74,808 million. In addition, the Korea Development Bank, one of the Company’s major shareholders, is providing guarantees for some of the Company’s foreign currency debt.

As discussed in notes 1(f) and 1(v) to the non-consolidated financial statements, effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 15 “Equity Method Accounting” and No. 16 “Income Taxes”. As allowed by these standards, prior year balances were not reclassified to conform with the current year presentation.

KPMG Samjong Accounting Corp.
Seoul, Korea
May 4, 2005

This report is effective as of May 4, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Korea Electric Power Corporation

Non-consolidated Balance Sheets

March 31, 2005 and December 31, 2004

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Assets
Property, plant and equipment (notes 1, 3, 5 and 17):	~~W~~	40,853,302	40,125,462	$39,884,119	39,173,545
Less: accumulated depreciation		(9,550,124)	(9,107,944)	(9,323,560)	(8,891,872)
Less: construction grants		(3,261,114)	(3,182,366)	(3,183,749)	(3,106,869)

		28,042,064	27,835,152	27,376,810	27,174,804
Construction in-progress		2,330,748	2,110,396	2,275,454	2,060,330

		30,372,812	29,945,548	29,652,264	29,235,134

Investments and other assets:
Investment securities (note 6)		25,662,541	25,462,887	25,053,735	24,858,818
Long-term loans (note 7)		175,863	163,525	171,691	159,646
Long-term other accounts receivable		88	88	86	86
Currency and interest rate swaps (note 22)		386,547	312,611	377,377	305,195
Intangible assets (note 4)		229,174	233,016	223,737	227,488
Other non-current assets (notes 8 and 18)		150,616	148,070	147,043	144,557

		26,604,829	26,320,197	25,973,669	25,695,790

Current assets:
Cash and cash equivalents (notes 9 and 18)		443,197	445,863	432,683	435,286
Trade receivables, less allowance for doubtful accounts of ~~W~~ 34,474 in 2005 and ~~W~~ 33,810 in 2004 (note 27)		1,639,546	1,576,542	1,600,650	1,539,141
Other accounts receivable, less allowance for doubtful accounts of ~~W~~19,818 in 2005 and ~~W~~19,944 in 2004 and present value discount of ~~W~~10,375 in 2005 and ~~W~~14,125 in 2004 (notes 18, 20 and 27)		1,112,837	465,821	1,086,437	454,770
Short-term financial instruments (note 10)		46,000	46,000	44,909	44,909
Inventories (note 11)		68,026	70,484	66,412	68,812
Deferred income tax assets (note 25)		164,542	—	160,638	—
Other current assets (notes 7 and 12)		70,554	46,869	68,879	45,756

		3,544,702	2,651,579	3,460,608	2,588,674

Total assets	~~W~~	60,522,343	58,917,324	$59,086,541	57,519,598

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Balance Sheets, Continued

March 31, 2005 and December 31, 2004

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Liabilities and Shareholders’ Equity
Stockholders’ equity:
Common stock of ~~W~~ 5,000 par value Authorized - 1,200,000,000 shares Issued and outstanding - 640,748,573 shares in 2005 and 2004 (note 13)	~~W~~	3,203,743	3,203,743	$3,127,739	3,127,739
Capital surplus (notes 3 and 13)		14,362,464	14,372,895	14,021,736	14,031,919
Retained earnings:
Appropriated (note 14)		22,209,291	19,554,340	21,682,408	19,090,442
Unappropriated		1,126,499	3,379,107	1,099,774	3,298,943
Capital adjustments (note 15)		(210,376)	(233,151)	(205,385)	(227,620)

Total shareholders’ equity		40,691,621	40,276,934	39,726,272	39,321,423

Long-term liabilities:
Long-term borrowings (notes 17 and 27)		10,454,425	10,118,184	10,206,409	9,878,145
Accrual for retirement and severance benefits, net (note 19)		424,989	439,701	414,907	429,270
Reserve for self insurance		92,912	93,352	90,708	91,137
Currency and interest rate swaps (note 22)		144,862	158,060	141,425	154,310
Deferred income tax liabilities (note 25)		2,040,749	1,822,513	1,992,335	1,779,277
Other long-term liabilities		381,741	381,942	372,687	372,881

		13,539,678	13,013,752	13,218,471	12,705,020

Current liabilities:
Trade payables (note 27)		1,347,323	1,377,976	1,315,360	1,345,286
Other accounts payable (notes 18 and 27)		385,368	506,049	376,226	494,044
Short-term borrowings (note 16)		487,729	200,172	476,158	195,423
Current portion of long-term borrowings (note 17)		2,154,440	2,198,443	2,103,329	2,146,288
Income tax payable		552,060	677,599	538,963	661,524
Accrued interest expense		97,305	95,858	94,997	93,584
Dividends payable		726,631	2,501	709,393	2,442
Other current liabilities (note 21)		540,188	568,040	527,372	554,564

		6,291,044	5,626,638	6,141,798	5,493,155

Total liabilities		19,830,722	18,640,390	19,360,269	18,198,175

Commitments and contingencies (note 28)

Total shareholders’ equity and liabilities	~~W~~	60,522,343	58,917,324	$59,086,541	57,519,598

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Income

For the three-month periods ended March 31, 2005 and 2004

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Operating revenues:
Sale of electricity (note 27)	~~W~~	6,170,622	5,853,050	$6,024,233	5,714,195
Other operating revenues (note 27)		26,912	13,149	26,274	12,837

		6,197,534	5,866,199	6,050,507	5,727,032

Operating expenses (notes 23, 24 and 27):
Power generation, transmission and distribution costs		809,201	718,646	790,004	701,597
Purchased power		4,706,734	4,219,580	4,595,074	4,119,477
Other operating costs		27,335	11,952	26,687	11,668
Selling and administrative expenses		229,714	221,923	224,264	216,658

		5,772,984	5,172,101	5,636,029	5,049,400

Operating income		424,550	694,098	414,478	677,632

Other income (expense):
Interest income		6,078	9,944	5,934	9,708
Interest expense		(121,786)	(152,256)	(118,897)	(148,644)
Gain on foreign currency transactions and translation, net		130,661	188,010	127,561	183,550
Donations (note 29)		(4,389)	(5,871)	(4,285)	(5,732)
Rental income		32,625	32,070	31,851	31,309
Equity income of affiliates, net (note 6)		822,000	703,449	802,499	686,761
Reversal of accrual for retirement and severance benefits		14,458	—	14,115	—
Gain on disposal of investments		—	7,472	—	7,295
Gain on disposal of property, plant and equipment, net		5,003	490	4,884	478
Valuation gain on currency and interest rate swaps, net (note 22)		13,245	13,202	12,931	12,889
Refund (additional payment) of prior year’s income tax, net		13,361	(21,353)	13,044	(20,847)
Other, net		14,402	15,202	14,060	14,842

		925,658	790,359	903,697	771,609

Ordinary income		1,350,208	1,484,457	1,318,175	1,449,241

Income taxes (note 25)		(236,131)	(436,527)	(230,529)	(426,171)

Net income	~~W~~	1,114,077	1,047,930	$1,087,646	1,023,070

Ordinary and basic earnings per share (note 26)	~~W~~	1,769	1,664	$1.73	1.63

Diluted earnings per share (note 26)	~~W~~	1,743	1,639	$1.70	1.60

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2005 and 2004

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Cash flows from operating activities:
Net income	~~W~~	1,114,077	1,047,930	$1,087,646	1,023,070
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		447,710	401,619	437,089	392,091
Property, plant and equipment removal cost		31,142	24,149	30,403	23,576
Provision for severance and retirement benefits		—	12,460	—	12,164
Reversal of accrual for severance and retirement benefits		(14,458)	—	(14,115)	—
Bad debt expense		3,747	5,245	3,658	5,121
Interest income		(3,750)	(5,357)	(3,661)	(5,230)
Interest expense		3,503	4,381	3,420	4,277
Gain on foreign currency translation, net		(117,595)	(188,252)	(114,805)	(183,786)
Equity income of affiliates, net		(822,000)	(703,449)	(802,499)	(686,761)
Gain on disposal of investments		—	(7,472)	—	(7,295)
Gain on disposal of property, plant and equipment, net		(5,003)	(490)	(4,884)	(478)
Deferred income tax expense		63,726	186,437	62,214	182,014
Valuation gain on currency and interest rate swaps		(13,245)	(13,202)	(12,931)	(12,889)
Changes in assets and liabilities:
Trade receivables		(66,751)	(4,461)	(65,167)	(4,355)
Other accounts receivable		1,314	31,782	1,283	31,028
Inventories		14,777	5,769	14,426	5,632
Other current assets		(109,237)	(30,341)	(106,646)	(29,620)
Trade payables		(30,654)	(34,647)	(29,927)	(33,825)
Other accounts payable		(120,682)	(247,970)	(117,819)	(242,087)
Income tax payable		(126,294)	191,455	(123,298)	186,913
Accrued interest expense		(7,624)	(4,865)	(7,443)	(4,750)
Other current liabilities		72,451	34,111	70,732	33,303
Other long-term liabilities		(200)	(25,301)	(195)	(24,701)
Payment of severance and retirement benefits		(254)	(1,932)	(248)	(1,886)
Payment of self-insurance		(440)	(180)	(430)	(176)
Other, net		(12,743)	(15,216)	(12,441)	(14,857)

Net cash provided by operating activities	~~W~~	301,517	662,203	$294,362	646,493

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2005 and 2004

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	~~W~~	12,417	1,036	$12,122	1,011
Additions to property, plant and equipment		(1,048,119)	(554,880)	(1,023,254)	(541,716)
Receipt of construction grants		127,415	117,493	124,392	114,706
Proceeds from disposal of investment securities		5,526	5,214	5,395	5,090
Acquisition of investment securities		(2,783)	(23)	(2,717)	(22)
Collection of long-term loans		1,026	965	1,002	942
Increase in long-term loans		(15,935)	(12,843)	(15,557)	(12,538)
Acquisition of intangible assets		(1,208)	(172)	(1,179)	(168)
Collection of short-term loans		2,506	2,309	2,447	2,254
Decrease (increase) in other non-current assets		(2,555)	8,154	(2,494)	7,960

Net cash used in investing activities		(921,710)	(432,747)	(899,843)	(422,481)

Cash flows from financing activities:
Proceeds from (repayment of) short-term borrowings, net		280,237	(16,245)	273,589	(15,860)
Proceeds from long-term debt		1,148,595	370,181	1,121,346	361,399
Repayment of long-term debt		(735,289)	(181,431)	(717,845)	(177,127)
Dividends paid		(26)	(13)	(25)	(13)
Payments under currency and interest rate swap contracts, net		(75,990)	(81,394)	(74,187)	(79,462)

Net cash provided by financing activities		617,527	91,098	602,878	88,937

Net increase (decrease) in cash and cash equivalents		(2,666)	320,554	(2,603)	312,949

Cash and cash equivalents, at beginning of the period		445,863	366,817	435,286	358,115

Cash and cash equivalents, at end of the period	~~W~~	443,197	687,371	$432,683	671,064

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements

March 31, 2005 and 2004

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “Company”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given a status of government-invested enterprise on March 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of March 31, 2005, the Government of the Republic of Korea, Korea Development Bank, which is wholly owned by the Korean Government and foreign investors hold 23.97%, 29.99% and 31.05%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries and distribution business. The privatization of power generation subsidiaries may result in change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy.

In addition, the Company was also planning to privatize its distribution business. However, the privatization of the Company’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(b)	Basis of Presenting Financial Statements, Continued

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries. Instead, these entities are accounted for under the equity method of accounting (note 6).

Effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 15 “Equity Method Accounting” and No. 16 “Income Taxes” as described in notes 1(f), 1(v), 13 and 25. As allowed by these standards, prior year balances were not reclassified to conform with the current year presentation.

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at the inception of lease. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the three-month periods ended March 31, 2005 and 2004, the amount of capitalized interest was ~~W~~14,347 million and ~~W~~16,024 million, respectively. The net foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to ~~W~~45,465 million and ~~W~~55,808, respectively for the three-month periods ended March 31, 2005 and 2004.

The impact on the Company’s financial position as of and for the three-month periods ended March 31, 2005 if interest and other borrowing costs were expensed instead of being capitalized is as follows:

	Won (millions)
	Construction		Total	Interest	Ordinary
	in-progress		assets	expense	income
Capitalized	~~W~~	2,330,748	60,522,343	121,786	1,350,208
Expensed		2,316,401	60,507,996	136,133	1,335,861

	~~W~~	14,347	14,347	(14,347)	14,347

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(c)	Property, Plant and Equipment, Continued

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated useful life (years)
Buildings	8,15,30
Structures	8,15,30
Machinery	16
Ships	9
Vehicles	4
Others	4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

• Grants from the government or public institutions

• Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying non-consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received ~~W~~127,415 million and ~~W~~117,493 million of construction grants, and offset ~~W~~40,005 million and ~~W~~32,256 million against depreciation expense, and ~~W~~8,662 million and ~~W~~17,886 million against property, plant and equipment removal cost for the three-month periods ended March 31, 2005 and 2004, respectively.

(d)	Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital lease. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(e)	Investment Securities

Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity security accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operation, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(e)	Investment Securities, Continued

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders’ equity as a capital adjustment. In case the available for sale securities are reclassified into held-to maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder’s equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest rate method.

(f)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of investor-level goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews investor-level goodwill for impairment.

Prior to January 1, 2005, dividends from affiliated companies were not recorded by the Company until paid. Additionally, bad debt expense for receivables to subsidiaries was not eliminated in the non-consolidated financial statements. Effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 15 “Equity Method Accounting”. In accordance with SKAS No. 15, dividends from affiliated companies are recorded when declared at the shareholders’ meeting of the affiliated companies and bad debt expense for receivables to subsidiaries is eliminated. As a result of such changes, for the three-month period ended March 31, 2005, equity income of affiliates arising from eliminated bad debt expense increased by ~~W~~10,160 million (note 6(c)) and income taxes arising from this change in the timing of recognizing dividends from affiliates decreased by ~~W~~133,607 million (notes 1(v) and 25(b)). As allowed by this standard, the Company did not restate the 2004 financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Investment Securities under the Equity Method of Accounting, Continued

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

(g)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

(h)	Asset Impairment

When the book value of property, plant and equipment or intangible assets exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, and the amount is material, the impaired assets is recorded at the recoverable value and the resulting impairment loss is charged to current operations. When the recoverable value exceeds the adjusted book value of the assets in the following year, the recoveries of previously recognized losses is recognized as gain in subsequent periods until the net realizable value equals the book value of the assets before the loss is recognized.

The Company evaluates the long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company may record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(i)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(j)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits, restricted bank deposits.

(k)	Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(l)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year.

(m)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(n)	Convertible Bonds

When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants are recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issuance.

The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise. Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(o)	Discount (Premium) on Debentures

Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(p)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

The Company and its employees each pay 4.5 percent of monthly salary to the National Pension Fund under the revised National Pension Law of Korea. Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay to the Fund. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables are presented as a deduction from accrual of retirement and severance benefits.

(q)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(r)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,024.3 to US$1, the rate of exchange on March 31, 2005 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as capital adjustment.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Derivatives

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations.

The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(t)	Contingent Liabilities

In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards “(SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17 retroactively to January 1, 2004. In accordance with the statement, contingent liabilities are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. The only impact of adoption this new standard is described in the following paragraphs:

Prior to 2004, Korea Hydro & Nuclear Power Co., Ltd., one of the Company’s power generation subsidiaries, recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.

As noted above, in January 2005, the Company decided to early adopt SKAS No. 17 retroactively to January 1, 2004. Under this standard, Korea Hydro & Nuclear Co., Ltd. retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste and the same amount was recognized as an utility asset. The liability for decommissioning costs should be adjusted based on the best estimates on each balance sheet dates. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(t)	Contingent Liabilities, Continued

Korea Hydro & Nuclear Co., Ltd. subsequently depreciates the asset retirement costs using the straight-line and units-of-production depreciation method. The accounting change of Korea Hydro & Nuclear Power Co., Ltd., recorded as of January 1, 2004, resulted in increase in its utility plant, net of ~~W~~1,504,173 million, reserve for decommissioning costs of ~~W~~556,088 million, deferred income tax liabilities of ~~W~~260,724 million and retained earnings of ~~W~~687,361 million, respectively. As a result of such change, as of January 1, 2004, investment in affiliated company, deferred income tax liabilities and retained earnings of the Company increased by ~~W~~687,361 million, ~~W~~189,024 million and ~~W~~498,337 million, respectively.

(u)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

(v)	Income Taxes

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the enacted future tax rate in effect at each balance sheet date.

The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent the Company believes that recovery is not likely, such deferred tax assets are reduced by direct write-down. Estimates of future taxable income involve judgments with respect to future economic factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ from these estimates and the amount of the deferred tax assets recognized would need to be increased or decreased accordingly.

Prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities, and conversion right of convertible bond that were reported as a separate component of stockholders’ equity. However, effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 16 “Income Taxes”. In accordance with the statement, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities , and conversion right of convertible bond that are reported as a separate component of stockholders’ equity.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(v)	Income Taxes, Continued

The impact of adopting this new standard is as follows:

(i) Conversion Right of Convertible Bond

Prior to January 1, 2005, the tax effect of the temporary difference arising from conversion right of convertible bond issued in 2003 amounted to ~~W~~12,422 million. This amount was expensed during 2003. However, effective January 1, 2005, per SKAS No. 16, the tax effect amounting to ~~W~~12,422 million should be directly charged to capital surplus. As a result of such change, as of January 1, 2005, capital surplus decreased and retained earnings increased by ~~W~~12,422 million.

(ii) Capital Adjustments

In accordance with SKAS No. 16, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of capital adjustments. As of March 31, 2005, the deferred income tax assets and liabilities that were directly charged or credited to capital adjustments are as follows:

	Won (millions)
	Temporary		Deferred tax
	differences		assets (liabilities)
Equity income of affiliates	~~W~~	(150,511)	(41,391)
Equity loss of affiliates		152,183	41,850
Loss on valuation of available-for-sale securities		2,871	790

	~~W~~	4,543	1,249

Prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability. However, deferred income tax assets and liabilities as of December 31, 2004 were not reclassified based on the transitional clause of SKAS No. 16. If SKAS No. 16 had been in effect as of December 31, 2004, the current portion of deferred income tax assets, net would have increased by ~~W~~176,573 million and the non-current deferred income tax liabilities, net would have increased by the same amount.

As described in note 2(f), effective January 1, 2005, dividends from affiliated companies are recorded when declared at the shareholders’ meeting of the affiliated companies. Prior to 2005, the tax effect related to dividend income was reflected into the non-consolidated financial statements when dividends were paid. The tax effect arising from this change in timing of recognizing dividends from affiliates amounted to ~~W~~133,307 million, which was reflected in income taxes for the three-month period ended March 31, 2005. If SKAS No. 15 had been in effect for the three-month period ended March 31, 2004, income taxes would decreased by ~~W~~65,039 million.

(w)	Dividends payable

Dividends are recorded when approved by the board of director and shareholders.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(x)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(y)	Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed by dividing ordinary income and net income, after addition for the effect of expenses related to diluted securities on net income, by the weighted average number of common shares plus the dilutive potential common shares.

(z)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(2)	Basis of Translating Financial Statements

The financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,024.3 to US$1, the basic exchange rate on March 31, 2005. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(3)	Property, Plant and Equipment

(a)	Asset revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was on January 1, 1999), and recorded a revaluation gain of ~~W~~12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at March 31, 2005, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land - transmission and distribution sites and other	~~W~~	3,350,392	3,841,125

The officially declared value, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the three-month period ended March 31, 2005 are as follows:

	Won (million)
	2005
	Book value						Book value
	as of January						as of March
	1, 2005		Acquisition	Disposal	Depreciation	Others	31, 2005
Land	~~W~~	3,347,702	4,350	5,019	—	3,359	3,350,392
Buildings		1,868,661	—	2,235	34,938	33,195	1,864,683
Structures		21,583,385	10,960	—	219,122	272,648	21,647,871
Machinery		4,143,156	2,984	52	204,356	431,246	4,372,978
Vehicles		17,792	—	—	2,333	(15)	15,444
Others		56,822	1,999	—	8,029	1,018	51,810
Construction in- progress		2,110,396	1,027,827	—	—	(807,475)	2,330,748
Construction grants		(3,182,366)	(127,415)	—	—	48,667	(3,261,114)

	~~W~~	29,945,548	920,705	7,306	468,778	(17,357)	30,372,812

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(3)	Property, Plant and Equipment, Continued

(d)	Changes in Property, Plant and Equipment, Continued

Changes in property, plant and equipment and construction grants for the year ended December 31, 2004 are as follows:

	Won (million)
	2004
	Book value						Book value
	as of January						as of December
	1, 2004		Acquisition	Disposal	Depreciation	Others	31, 2004
Land	~~W~~	3,327,851	7,297	7,676	—	20,230	3,347,702
Buildings		1,857,866	485	864	131,418	142,592	1,868,661
Structures		20,434,168	54,982	6	831,322	1,925,563	21,583,385
Machinery		4,080,708	15,441	944	777,800	825,751	4,143,156
Vehicles		12,698	14,148	—	9,045	(9)	17,792
Others		49,617	30,194	1	34,745	11,757	56,822
Construction in- progress		2,266,928	3,206,648	—	—	(3,363,180)	2,110,396
Construction grants		(2,758,789)	(617,366)	—	—	193,789	(3,182,366)

	~~W~~	29,271,047	2,711,829	9,491	1,784,330	(243,507)	29,945,548

(4)	Intangible Assets

Changes in intangible assets for the three-month period ended March 31, 2005 are as follows:

	Won (million)
	2005
	Book value					Book value
	as of					as of March
	January 1, 2005		Acquisition	Amortization	Others	31, 2005
Computer software	~~W~~	180,365	—	14,253	8,881	174,993
Others		52,651	1,208	4,683	5,005	54,181

	~~W~~	233,016	1,208	18,936	13,886	229,174

Changes in intangible assets for the year ended December 31, 2004 are as follows:

	Won (million)
	2004
	Book value					Book value
	as of					as of December
	January 1, 2004		Acquisition	Amortization	Others	31, 2004
Computer software	~~W~~	106,834	—	38,952	112,483	180,365
Others		37,533	16,010	18,529	17,637	52,651

	~~W~~	144,367	16,010	57,481	130,120	233,016

In addition, the Company expensed ordinary development expenses amounting to ~~W~~24,331 million and ~~W~~17,531 million for the three-month periods ended March 31, 2005 and 2004, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(5)	Insured Assets

Insured assets as of March 31, 2005 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value		Insurer
Buildings and machinery	Fire insurance	~~W~~	499,771	Samsung Insurance Co., Ltd. and others
Buildings	General insurance		145,200	Daehan Fire & Marine Insurance Co., Ltd. and others
Construction in progress	Construction insurance		50,210	Samsung Insurance Co., Ltd. and others

		~~W~~	695,181

In addition, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accident, construction and other general insurance for its utility plants and inventories, damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

(6)	Investment Securities

(a)	Investments other than those under the equity method as of March 31, 2005 and December 31, 2004 are summarized as follows:

	Won (millions)
	2005
				Unrealized
	Ownership	Acquisition		holding	Fair	Book
	%	cost		losses	value	value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives	25.0~48.0	~~W~~	5,000	—	(*1)	5,000
Korea Power Exchange	50.0		63,920	—	(*1)	63,920
Hwan Young Steel Co., Ltd. (*2)	0.14		1,364	—	—	120
Investment securities in treasury stock fund (*3)	—		16,459	2,871	13,588	13,588
Others	10.0		1,000	—	(*1)	1,000

			87,743	2,871	13,588	83,628

Held-to-maturity:
Government bonds			56	—	—	56

Total		~~W~~	87,799	2,871	13,588	83,684

(*1)	Available-for-sales securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6) Investment Securities, Continued

(*2)	The Company recognized an impairment loss of W1,244 million during 2002 that was deemed as an other-than-temporary decline.

(*3)	The Company entered into a treasury stock fund, composed of treasury stock and other investment securities, and recorded other investment securities in available-for-sale securities. Losses on the valuation of these available-for-sale securities in the treasury stock fund, which are recorded in capital adjustments, amount to W2,081 million excluding deferred tax effect of W790 million (note 25(d)) and W2,893 million as of March 31, 2005 and December 31, 2004, respectively.

	Won (millions)
	2004
				Unrealized
	Ownership	Acquisition		holding	Fair		Book
	%	cost		losses	value		value
Available-for-sale:
Equity securities:
Energy Savings
Investment Cooperatives	25.0~48.0	~~W~~	5,000	—	(	*)	5,000
Korea Power Exchange	50.0		64,475	—	(	*)	64,475
KEPCO China
International Ltd.	100.0		2,891	—	(	*)	2,891
Hwan Young Steel Co., Ltd.	0.14		1,364	—	—		120
Investment securities in treasury stock fund	—		12,535	2,893	9,642		9,642
Others	10.0		1,000	—	(	*)	1,000

			87,265	2,893	9,642		83,128

Held-to-maturity:
Government bonds			56	—	—		56

Total		~~W~~	87,321	2,893	9,642		83,184

(*)	Available-for-sales securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6) Investment Securities, Continued

(b)	Investments in affiliated companies accounted for using the equity method as of March 31, 2005 are as follows:

	Won (millions)
	2005
	Ownership			Net asset	Fair	Book
Affiliate (*1)%		Cost		value	value(*4)	value
Korea Hydro & Nuclear Power Co., Ltd.	100.0	~~W~~	9,364,799	12,277,227	—	12,278,872
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,939,638	—	1,940,607
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,209,965	—	2,211,030
Korea Western Power Co., Ltd.	100.0		1,442,638	2,097,567	—	2,098,826
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,156,770	—	2,158,278
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,520,306	—	2,521,472
Korea Power Engineering Co., Ltd.	97.9		4,991	195,608	—	62,685
Korea Plant Service & Engineering Co., Ltd.	100.0		6,000	272,416	—	268,554
KEPCO Nuclear Fuel Co., Ltd.	96.4		89,757	168,290	—	154,442
Korea Electric Power Data Network Co., Ltd.	100.0		64,000	150,851	—	109,556
Korea Electric Power Industrial Development, Ltd.	49.0		7,987	19,386	—	19,386
Powercomm Corporation	43.1		323,470	399,221	—	399,221
Korea Gas Corporation	24.5		94,500	833,141	592,515	833,141
Korea District Heating Co.	26.1		5,660	180,434	—	180,434
KEPCO International Hong Kong Ltd. (*2)	100.0		15,102	209,602	—	209,602
KEPCO International Philippines Inc. (*2)	100.0		104,832	127,261	—	127,261
KEPCO China International Ltd. (*3)	—		6,387	5,490	—	5,490

		~~W~~	18,208,301	25,763,173	592,515	25,578,857

(*1)	The Company uses unaudited financial statements of the above affiliated companies when applying the equity method of accounting.

(*2)	As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation (“KEPHILCO”) and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation (“KEILCO”), when applying the equity method, the Company accounts for the equity income from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., that include the changes in the net equity of KEPHILCO and KEILCO, respectively.

Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation.

(*3)	As KEPCO China International Ltd. owns 79 percent of the shares of Jiaosuo KEPCO Power Co., Ltd., when applying the equity method, the Company accounts for the equity income from KEPCO China International Ltd. that include the changes in the net equity of Jiaosuo KEPCO Power Co., Ltd.

(*4)	The fair values of affiliates other than Korea Gas Corporation are not readily determinable.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6) Investment Securities, Continued

Investments in affiliated companies accounted for using equity method as of December 31, 2004 are as follows:

	Won (millions)
	2004
	Ownership			Net asset
Affiliate	%	Cost		value	Book value
Korea Hydro & Nuclear Power Co., Ltd.	100.0	~~W~~	9,364,799	12,290,606	12,290,606
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,978,170	1,978,170
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,170,337	2,170,337
Korea Western Power Co., Ltd.	100.0		1,442,638	2,059,733	2,059,733
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,120,602	2,120,602
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,472,368	2,472,368
Korea Power Engineering Co., Ltd. (*1, *2)	97.9		4,991	191,294	59,875
Korea Plant Service & Engineering Co., Ltd.	100.0		6,000	277,932	277,932
KEPCO Nuclear Fuel Co., Ltd. (*1, *2)	96.4		89,757	168,558	156,750
Korea Electric Power Data Network Co., Ltd. (*2)	100.0		64,000	153,771	110,238
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987	23,315	23,315
Powercomm Corporation	43.1		323,470	388,422	388,422
Korea Gas Corporation	24.5		94,500	787,842	787,842
Korea District Heating Co.	26.1		5,660	169,527	169,527
KEPCO International Hong Kong Ltd. (*1)	100.0		15,102	196,751	196,751
KEPCO International Philippines Inc. (*1)	100.0		104,832	117,235	117,235

		~~W~~	18,201,914	25,566,463	25,379,703

(*1)	The Company uses unaudited financial statements of the above affiliated companies when applying the equity method of accounting. In the subsequent year, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.

(*2)	The Company eliminates unrealized gains arising from transactions with its affiliates. The eliminated unrealized gains arising from transactions with Korea Power Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted to W131,419 million, W11,808 million and W43,533 million, respectively, for the year ended March 31, 2005

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6) Investment Securities, Continued

(c)	The Company eliminated unrealized gains arising from transactions with its affiliates and bad debt expense for receivables to its subsidiaries for the three-month period ended March 31, 2005 as follows:

	Won (millions)
	Fixed	Intangible
Affiliate	assets	assets	Bad debt (*)	Total
Korea Hydro & Nuclear Power Co., Ltd.	(1,301)	—	2,946	1,645
Korea South-East Power Co., Ltd.	—	—	969	969
Korea Midland Power Co., Ltd.	—	—	1,065	1,065
Korea Western Power Co., Ltd.	—	—	1,259	1,259
Korea Southern Power Co., Ltd.	—	—	1,508	1,508
Korea East-West Power Co., Ltd.	—	—	1,166	1,166
Korea Power Engineering Co., Ltd.	(133,380)	—	457	(132,923)
Korea Plant Service & Engineering Co., Ltd.	(4,406)	—	544	(3,862)
KEPCO Nuclear Fuel Co., Ltd.	(13,963)	—	115	(13,848)
Korea Electric Power Data Network Co., Ltd.	(9,991)	(31,435)	131	(41,295)

	(163,041)	(31,435)	10,160	(184,316)

(*)	As described in note 1(f), prior to 2005, bad debt expense for receivables to the Company’s subsidiaries was not eliminated in the non-consolidated financial statements. Effective January 1, 2005, the Company adopted SKAS No. 15 “Equity Method Accounting”. Under this standard, bad debt expense for receivables to the Company’s subsidiaries is eliminated. As allowed by this standard, the Company did not restate the 2004 financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6) Investment Securities, Continued

(d)	Changes in investments in affiliated companies under the equity method for the three-month period ended March 31, 2005 are as follows:

	Won (millions)
	2005
	Book value as of		Equity income	Capital		Book value as of
Affiliate	January 1, 2005		(loss)	adjustment	Others(*)	March 31, 2005
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	12,290,606	327,677	54	(339,465)	12,278,872
Korea South-East Power Co., Ltd.		1,978,170	62,247	—	(99,810)	1,940,607
Korea Midland Power Co., Ltd.		2,170,337	96,297	(83)	(55,521)	2,211,030
Korea Western Power Co., Ltd.		2,059,733	81,730	835	(43,472)	2,098,826
Korea Southern Power Co., Ltd.		2,120,602	58,121	5,878	(26,323)	2,158,278
Korea East-West Power Co., Ltd.		2,472,368	64,962	9,656	(25,514)	2,521,472
Korea Power Engineering Co., Ltd.		59,875	5,426	—	(2,616)	62,685
Korea Plant Service & Engineering Co., Ltd.		277,932	5,322	—	(14,700)	268,554
KEPCO Nuclear Fuel Co., Ltd.		156,750	(808)	—	(1,500)	154,442
Korea Electric Power Data Network Co., Ltd.		110,238	2,929	(146)	(3,465)	109,556
Korea Electric Power Industrial Development, Ltd.		23,315	395	—	(4,324)	19,386
Powercomm Corporation		388,422	11,432	14	(647)	399,221
Korea Gas Corporation		787,842	75,636	848	(31,185)	833,141
Korea District Heating Co.		169,527	11,926	—	(1,019)	180,434
KEPCO International Hong Kong Ltd.		196,751	9,987	2,864	—	209,602
KEPCO International Philippines Inc.		117,235	9,505	521	—	127,261
KEPCO China International Ltd.		—	(784)	(113)	6,387	5,490

	~~W~~	25,379,703	822,000	20,328	(643,174)	25,578,857

(*)	Others represent dividends from the affiliates and changes in investments in affiliated companies, which were reflected into retained earnings or capital adjustments.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6) Investment Securities, Continued

Changes in investments in affiliated companies under the equity method for the year ended December 31, 2004 are as follows:

	Won (millions)
	2004
	Book value as of		Equity income	Capital		Book value as of
Affiliate	January 1, 2004		(loss)	adjustment	Others(*1)	December 31, 2004
Korea Hydro & Nuclear Power Co., Ltd. (*2)	~~W~~	11,014,714	826,156	—	449,736	12,290,606
Korea South-East Power Co., Ltd.		1,990,715	153,805	—	(166,350)	1,978,170
Korea Midland Power Co., Ltd.		2,080,695	207,336	78	(117,772)	2,170,337
Korea Western Power Co., Ltd.		1,988,052	160,987	(3,066)	(86,240)	2,059,733
Korea Southern Power Co., Ltd.		2,092,460	101,204	(8,410)	(64,652)	2,120,602
Korea East-West Power Co., Ltd.		2,424,164	99,763	(17,745)	(33,814)	2,472,368
Korea Power Engineering Co., Ltd.		69,038	4,941	—	(14,104)	59,875
Korea Plant Service & Engineering Co., Ltd.		267,041	29,691	—	(18,800)	277,932
KEPCO Nuclear Fuel Co., Ltd.		145,098	13,675	—	(2,023)	156,750
Korea Electric Power Data Network Co., Ltd.		115,382	(2,918)	174	(2,400)	110,238
Korea Electric Power Industrial Development, Ltd.		22,092	5,143	—	(3,920)	23,315
Powercomm Corporation		363,687	25,429	600	(1,294)	388,422
Korea Gas Corporation		740,280	82,366	2,996	(37,800)	787,842
Korea District Heating Co.		159,165	11,813	(397)	(1,054)	169,527
KEPCO International Hong Kong Ltd.		173,629	54,990	(31,868)	—	196,751
KEPCO International Philippines Inc.		126,052	19,427	(17,773)	(10,471)	117,235

	~~W~~	23,772,264	1,793,808	(75,411)	(110,958)	25,379,703

(*1)	Others represent dividends from the affiliates and changes in investments in affiliated companies, which were reflected into retained earnings and capital adjustments.

(*2)	As described in note 1(t), in 2004, Korea Hydro & Nuclear Power Co., Ltd., one of the Company’s power generation subsidiaries, reflected the cumulative effect of accounting change incurred as a result of the early adoption of SKAS No. 17 into the beginning balance of retained earnings. As a result of such change, investment in affiliated company, deferred income tax liabilities and retained earnings of the Company increased by ~~W~~687,361 million, ~~W~~189,024 million and ~~W~~498,337 million, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6) Investment Securities, Continued

(e)	Total assets, total liabilities, sales and net income (loss) of affiliated companies as of or for the three-month period ended March 31, 2005 are as follows:

	Won (millions)
	Total	Total		Net income
Affiliate	assets	liabilities	Sales	(loss)
Korea Hydro & Nuclear Power Co., Ltd.	20,998,757	8,721,530	1,347,770	326,032
Korea South-East Power Co., Ltd.	3,562,755	1,623,117	554,331	61,278
Korea Midland Power Co., Ltd.	3,068,991	859,026	544,298	95,231
Korea Western Power Co., Ltd.	3,002,881	905,314	608,640	80,472
Korea Southern Power Co., Ltd.	3,653,863	1,497,093	740,625	56,614
Korea East-West Power Co., Ltd.	4,156,249	1,635,943	644,351	63,796
Korea Power Engineering Co., Ltd.	267,573	67,850	65,505	6,396
Korea Plant Service & Engineering Co., Ltd.	358,137	85,721	116,829	9,187
KEPCO Nuclear Fuel Co., Ltd.	241,155	66,541	22,300	1,283
Korea Electric Power Data Network Co., Ltd.	216,140	64,931	73,884	1,049
Korea Electric Power Industrial Development, Ltd.	100,132	60,569	41,413	1,750
Powercomm Corporation	1,509,242	583,606	154,214	26,506
Korea Gas Corporation	10,165,518	6,758,694	3,569,968	298,545
Korea District Heating Co.	1,310,358	618,310	254,346	45,741
KEPCO International Hong Kong Ltd.	378,222	168,621	31,467	10,580
KEPCO International Philippines Inc.	631,116	482,984	13,109	13,323
KEPCO China International Ltd.	18,296	13,020	—	(241)

(7) Loans to employees

The Company has provided housing and tuition loans to employees as follows as of March 31, 2005 and December 31, 2004:

	Won (millions)
	2005		2004
Short-term loans (note 12)	~~W~~	10,123	10,057
Long-term loans		175,863	163,525

	~~W~~	185,986	173,582

(8) Other Non-current Assets

Other non-current assets as of March 31, 2005 and December 31, 2004 are as follows:

	Won (millions)
	2005		2004
Deposit received	~~W~~	69,745	66,538
Others		80,871	81,532

	~~W~~	150,616	148,070

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(9) Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2005 and December 31, 2004 are summarized as follows:

	Won (millions)
	2005		2004
Cash and cash equivalents:
Cash on hand	~~W~~	3,098	1,893
Sundry deposits (*1)		440,099	443,970

	~~W~~	443,197	445,863

(*1)	Sundry deposits restricted in use for expenditures for certain business purpose are ~~W~~86,053 million and ~~W~~94,626 million, respectively as of March 31, 2005 and December 31, 2004

(10) Short-term financial Instruments

Short-term financial instruments as of March 31, 2005 and December 31, 2004 are summarized as follows:

	Won (millions)
	2005		2004
Repurchase agreements	~~W~~	46,000	46,000

(11) Inventories

Inventories as of March 31, 2005 and December 31, 2004 are summarized as follows:

	Won (millions)
	2005		2004
Raw materials	~~W~~	4,042	4,315
Supplies		56,478	58,426
Other		7,506	7,743

	~~W~~	68,026	70,484

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(12) Other Current Assets

Other current assets as of March 31, 2005 and December 31, 2004 are summarized as follows:

	Won (millions)
	2005		2004
Held-to-maturity securities (*)	~~W~~	2	2
Short-term loans to employees (note 7)		10,123	10,057
Accrued interest income		869	1,826
Advance payments		6,151	2,663
Prepaid expenses		25,355	2,730
Other current assets		28,054	29,591

	~~W~~	70,554	46,869

(*)	Held-to-maturity securities consist of government and municipal bonds.

(13) Common Stock and Capital Surplus

(a)	Common Stock

The Company has 1,200,000,000 authorized shares of ~~W~~5,000 par value common stock, of which 640,748,573 shares are issued as of March 31, 2005.

(b)	Capital Surplus

Capital surplus as of March 31, 2005 and December 31, 2004 are as follows:

	Won (millions)
	2005		2004
Paid-in capital in excess of par value	~~W~~	811,296	811,296
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus (*)		998,195	1,008,626

	~~W~~	14,362,464	14,372,895

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of ~~W~~12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(*) As described in note 1(v), effective January 1, 2005, the Company adopted SKAS No. 16. As a result, deferred taxes are recognized on temporary differences related to conversion right of convertible bond that is reported as a component of capital surplus.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(14) Appropriated Retained Earnings

Appropriated retained earnings as of March 31, 2005 and December 31, 2004 are summarized as follows:

	Won (millions)
	2005		2004
Involuntary:
Legal reserve	~~W~~	1,601,871	1,601,871

Voluntary:
Reserve for investment on social overhead capital		5,152,449	5,092,449
Reserve for research and human development		210,000	180,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		15,003,071	12,438,120
Reserve for dividend equalization		210,000	210,000

		20,607,420	17,952,469

	~~W~~	22,209,291	19,554,340

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital (a component of capital surplus) or offset against accumulated deficit by the resolution of the shareholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(15) Capital Adjustments

Capital adjustments as of March 31, 2005 and December 31, 2004 are as follows:

	Won (millions)
	2005		2004
Treasury stock	~~W~~	(207,082)	(208,260)
Loss on valuation of available - for-sale securities		(2,081)	(2,893)
Equity loss of affiliates		(1,213)	(21,998)

	~~W~~	(210,376)	(233,151)

The Company has shares held as treasury stock amounting to W207,082 million (11,033,050 shares) and W208,260 million (11,048,050 shares) as of March 31, 2005 and December 31, 2004, respectively, for the purpose of stock price stabilization.

(16) Short-term borrowings

Short-term borrowings as of March 31, 2005 and December 31, 2004 are as follows:

(a)	Local currency short-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate %	2005		2004
National Agricultural Cooperative Federation	Overdraft	CD+1% (4.54% at Mar. 31, 2005)	~~W~~	439	172
Woori Bank	Commercial paper	—		—	150,000
Chohung Bank	Commercial paper	—		—	50,000
Korea Exchange Bank	Commercial paper	CD-0.01% (3.53% at Mar. 31, 2005)		180,000	—

			~~W~~	180,439	200,172

The Company entered into short-term credit facilities with five banks that provide for up to ~~W~~750,000 million in short-term borrowings. As of March 31, 2005 and December 31, 2004, borrowings under these facilities amounted to ~~W~~180,439 million and ~~W~~200,172 million, respectively.

(b)	Foreign currency short-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate %	2005		2004
Korea Development Bank	Bridge Loan	1 month Libor
	for debenture (US$)	+0.1% (*)	~~W~~	307,290	—

(*)	2.91% as of March 31, 2005

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term borrowings

Long-term borrowings as of March 31, 2005 and December 31, 2004 are as follows:

(a)	Long-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate %	2005		2004
Korea Development Bank	Industrial facility	3.25~7.50	~~W~~	4,609,495	4,341,204
Others	General	6.00		3	3

				4,609,498	4,341,207

Less: Current portion				(928,072)	(819,801)

			~~W~~	3,681,426	3,521,406

(b)	Debentures

	Annual	Won (millions)
	interest rate %	2005		2004
Local currency debentures (Electricity bonds)	3.43~9.67	~~W~~	3,905,000	3,445,000
Foreign currency debentures(*)	0.51~8.50		3,871,089	4,309,808

			7,776,089	7,754,808

Less: Current portion			(1,226,558)	(1,378,892)
Discount			(36,663)	(38,125)

		~~W~~	6,512,868	6,337,791

(*)	In 2003, the Company sold debentures of US$ 250,000 thousand to KEPCO Cayman Company Limited. These debentures have the right to be exchanged with the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$ 250 million, the details of which are as follows:

-	Maturity date: November 26, 2008

-	Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm Corporation must perform QPO prior to the maturity of the debentures. In addition, the Company does not guarantee the QPO of Powercomm Corporation.

-	Shares to be exchanged: Powercomm Corporations shares or Deposit Receipt (DR)

-	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity

-	Exchange price: 120% of lower amount of market price on listing day or weighted average price for 10 days after its listing.

-	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)

-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

The Company has provided payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term borrowings, Continued

(c)	Exchangeable bonds

	Annual	Won (millions)
Description	interest rate %	2005		2004
Overseas exchangeable bonds	0.00	~~W~~	277,256	277,256
Plus: Premium on debentures issued			15,742	16,794
Less: Conversion right adjustment			(32,867)	(35,063)

		~~W~~	260,131	258,987

On November 4, 2003, the Company issued overseas exchangeable bonds of JPY 28,245,468,400 with a premium value. The details of the bonds are as follows:

-	Maturity date: November 4, 2008

-	Amount to be paid at maturity: JPY 25,935,061,000

-	Exchange period: From December 15, 2003 to 10th day prior to its maturity

-	Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).

-	Exchange price: ~~W~~30,000 per share

-	Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000,000 on November 6, 2006.

The amortization of the premium and conversion right adjustment is recorded as a component of interest expense.

(d)	Leases

The Company entered into a capital lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the net book value is ~~W~~9 million as of March 31, 2005. Depreciation of the leased assets amounted to ~~W~~1,011 million for the three-month period ended March 31, 2005. Annual remaining payments under capital and operating lease agreements as of March 31, 2005 are immaterial.

(e)	Foreign currency debts, by currency, as of March 31, 2005 and December 31, 2004 are as follows:

	Won (millions), US$, JPY and GBP (thousands)
	2005				2004
	Foreign		Won		Foreign		Won
	currency		equivalent		currency		equivalent
Short-term borrowings	US$	300,000	~~W~~	307,290	US$	—	~~W~~	—

Debentures	US$	2,594,107		2,657,144	US$	2,894,107		3,020,869
	JPY	122,500,000		1,166,849	JPY	122,500,000		1,239,786
	GBP	24,467		47,096	GBP	24,467		49,154

				3,871,089				4,309,809

Exchangeable bond	JPY	25,935,061		277,256	JPY	25,935,061		277,256

			~~W~~	4,455,635			~~W~~	4,587,065

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term borrowings, Continued

(f)	Aggregate maturities of the Company’s long-term debt as of March 31, 2005 are as follows:

	Won (millions)
	Local					Capital
Year ended	currency		Electricity	Foreign	Exchangeable	lease
March 31	borrowings		bonds	debentures	bonds	obligations	Total
2006	~~W~~	928,072	150,000	1,076,558	—	49	2,154,679
2007		1,205,002	710,000	1,351	—	—	1,916,353
2008		1,202,855	1,495,000	1,258,105	—	—	3,955,960
2009		902,820	800,000	280,735	277,256	—	2,260,811
2010		356,780	630,000	1,220	—	—	988,000
Thereafter		13,969	120,000	1,253,120	—	—	1,387,089

	~~W~~	4,609,498	3,905,000	3,871,089	277,256	49	12,662,892

(18)	Assets and Liabilities Denominated in Foreign Currencies

There are no significant liabilities denominated in foreign currencies other than those mentioned in note 17(f). Major assets denominated in foreign currencies as of March 31, 2005 and December 31, 2004 are as follows:

	2005				2004
	Foreign		Won		Foreign		Won
	currency		equivalent		currency		equivalent
	(thousands)		(millions)		(thousands)		(millions)
Cash and cash equivalents	US$	978	~~W~~	1,002	US$	184	~~W~~	192
Other accounts receivable	US$	999		1,024	US$	1,661		1,734
Other non-current assets	US$	117		120	US$	113		118
	JPY	10,761		102	JPY	9,706		98
	EUR	10		13	EUR	5		7

				2,261				2,149

Other accounts payable	US$	—		—	93			97

			~~W~~	—			~~W~~	97

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(19)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the three-month periods ended March 31, 2005 and December 31, 2004 are summarized as follows:

	Won (millions)
	2005		2004
Estimated severance accrual at beginning of year	~~W~~	439,794	316,503
Provision for retirement and severance benefits		—	133,450
Reversal of accrual for retirement and severance benefits		(14,458)	—
Payments		(254)	(10,159)

Estimated severance accrual at end of year		425,082	439,794

Transfer to National Pension Fund		(93)	(93)

Net balance at end of year	~~W~~	424,989	439,701

(20)	Receivables at Present Value

Present value discounts on receivables as of March 31, 2005 and December 31, 2004 are as follows:

			Won (millions)
			2005
						Present
	Interest rate (%)	Period	Nominal value		Discount	value
Other accounts		2002.12~
receivable	6.00	2005.12	~~W~~	265,000	10,375	254,625

			Won (millions)
			2004
						Present
	Interest rate (%)	Period	Nominal value		Discount	value
Other accounts		2002.12~
receivable	6.00	2005.12	~~W~~	265,000	14,125	250,875

(21)	Other Current Liabilities

Other current liabilities as of March 31, 2005 and December 31, 2004 are as follows:

	Won (millions)
	2005		2004
Advance received	~~W~~	99,217	109,905
Withholdings		208,430	231,237
Unearned revenue		13,116	2,895
Accrued other expenses		4,249	19,662
Others		215,176	204,341

	~~W~~	540,188	568,040

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(22)	Derivative Instruments Transactions

The Company has entered into various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts. These contracts are recorded at fair value with the unrealized gains and losses being recorded in the non-consolidated statements of income.

(a) Currency swap contracts as of March 31, 2005 are as follows:

			Contract amounts				Contract interest rate
	Contact	Settlement	in millions				per annum
	Year	Year	Pay		Receive		Pay	Receive
The Sumitomo Bank Ltd.	1995	2005	US$	286	JPY	27,000	7.68	4.15
Mizuho Co., Ltd. (formerly The Fuji Bank, Ltd.)	1995	2005	US$	149	JPY	14,425	6M Libor+0.155	3.40
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	6M Libor+ 0.13	3.80
JPMorgan Chase Bank	1996	2006	US$	200	JPY	21,000	6M Libor+ 0.14	4.00
JPMorgan Chase Bank & Deutsche Bank (*1)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor
								+ 0.75
Deutsche Bank (*2)	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS (*2)	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Suisse First Boston (*2)	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
Barclays Bank PLC, London (*3)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]
Credit Suisse First Boston (*3)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]
UBS (*3)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]

(*1)	If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(*2)	The Company exercised a call option in addition to these swaps with FX rate of~~W~~1,056.7 in December 2004.

(*3)	The Company has purchased a reset option in addition to these swaps under which the Company can reset each ~~W~~10,620 million to the amounts of US$ 10,000,000 multiplied by spot FX rate (KRW/US$) until December 10, 2005 and the valuation for this reset option is considered in the valuation of the swaps.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(22)	Derivative Instruments Transactions, Continued

(b) Interest rate swap contracts as of March 31, 2005 are as follows

	Notional amount		Contract interest rate per annum
	in millions		Pay (%)	Receive (%)	Term
JPMorgan Chase Bank	US$	149	6.91	Libor+0.155	1995-2005

Deutsche Bank	US$	100	Max	Max
(formerly Bankers Trust Co.)			(6,074-Libor, 0)	(Libor-6.074, 0)	1998-2007
Deutsche Bank			Max	Max
(formerly Bankers Trust Co.)	US$	100	(Libor-6.074,0)	(6.074-Libor, 0)	1998-2007
Deutsche Bank	KRW	178,350	5%+2 X [JPY/	CD+3.3	2003-2013
			KRW-11.03%]
UBS	KRW	148,625	5%+2 X [JPY/	CD+3.3	2003-2013
			KRW-11.03%]
Credit Suisse First Boston	KRW	89,175	5%+2 X [JPY/	CD+3.3	2003-2013
			KRW-11.03%]

(c)	Valuation gains and losses on swap contracts recorded as other income or expense for the three-month periods ended March 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Currency swap
Gains	~~W~~	36,610	12,529
Losses		(36,313)	(22,937)

Interest rate swap
Gains		12,948	24,599
Losses		—	(989)

	~~W~~	13,245	13,202

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(23)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the three-month periods ended March 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Material expenses:
Oil	~~W~~	6,018	4,213

Labor expenses:
Salaries		138,468	127,690
Severance and retirement benefits		—	7,283

		138,468	134,973
Overhead expenses:
Employee benefits		19,663	17,513
Taxes and dues		5,526	1,134
Rent		10,212	10,227
Depreciation		437,595	391,806
Maintenance		106,457	86,325
Commission and consultation fees		21,060	16,855
Compensation expense		1,800	2,431
Ordinary development expenses		19,553	14,193
Utility plant removal costs		31,199	24,412
Others		11,650	14,564

		664,715	579,460

	~~W~~	809,201	718,646

(24)	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2005 and 2004 are as follows:

	Won (millions)
	2005		2004
Labor	~~W~~	85,430	84,060
Employee benefits		13,622	12,680
Sales commission - others		72,170	63,010
Compensation for damages		1,597	29
Depreciation and amortization		7,997	7,511
Promotion		4,236	4,191
Commission-others		8,119	16,349
Bad debts		3,747	5,245
Maintenance		2,117	1,997
Others		30,679	26,851

	~~W~~	229,714	221,923

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(25)	Income Taxes

(a)	The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

Taxable earnings	Prior to 2005	Thereafter
Up to ~~W~~100 million	16.5%	14.3%
Over ~~W~~100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%.

The components of income tax expense for the three-month periods ended March 31, 2005 and 2004 are summarized as follows:

	Won (millions)
	2005		2004
Current income tax expense	~~W~~	172,405	250,090
Deferred income tax expense		63,726	186,437

	~~W~~	236,131	436,527

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the three-month periods ended March 31, 2005 and 2004 for the following reasons:

	Won (millions)
	2005		2004
Provision for income taxes at normal tax rates	~~W~~	371,294	429,922
Tax effects of permanent differences:
Dividend income (*)		(133,307)	—
Other		597	344
Additional payment (refund) of prior year income tax		(3,674)	6,342
Tax credit		(156)	(81)
Other, net		1,377	—

Actual provision for income taxes	~~W~~	236,131	436,527

(*) Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of the dividend income is not taxable. In this connection, certain portions of equity in net income of affiliates are considered permanent differences in the calculation of deferred tax assets (liabilities).

As described in note 1(f), effective January 1, 2005, the Company adopted SKAS No. 16. Under this standard, dividends from affiliated companies are recorded when declared at the shareholders’ meeting of the affiliated companies. Prior to 2005, the tax effect related to dividend income was reflected into the non-consolidated financial statements when dividends were paid. As allowed by this standard, the prior year balance was not restated.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(25)	Income Taxes, Continued

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 17.49% and 29.41% for the three-month periods ended March 31, 2005 and 2004, respectively.

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of March 31, 2005 and 2004 are presented below:

	Won (millions)
	2005		2004
Deferred tax assets:
Loss on valuation of derivatives	~~W~~	138,711	143,407
Retirement and severance benefits		69,252	72,135
Deferred foreign exchange translation loss		8,684	11,139
Accounts payable — purchase of electricity		157,694	167,132
Other		58,472	51,831

Total deferred tax assets		432,813	445,644

Deferred tax liabilities:
Gain on valuation of derivatives		130,323	127,534
Deferred foreign exchange translation gain		23,633	27,243
Reserve for social overhead capital investment		127,487	133,439
Equity income of affiliates		2,027,577	1,979,941

Total deferred tax liabilities		2,309,020	2,268,157

Net deferred tax liabilities	~~W~~	(1,876,207)	(1,822,513)

As of March 31, 2005, the temporary differences arising from equity loss amounting to ~~W~~784 million of KEPCO China International Ltd. and Jiaosuo KEPCO Power Co., Ltd. have not been recognized as deferred tax assets because it is not probable that future profit will be available against which the Company can utilize the related benefit.

(d)	As discussed in note 1(v), effective January 1, 2005, the Company adopted SKAS No. 16. As a result, deferred taxes are recorded on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of capital adjustments.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(25)	Income Taxes, Continued

(e)	Under SKAS No. 16, the deferred tax amounts should be presented as a net current asset or liability and a net non-current asset or liability. In addition, the Company is required to disclose aggregate deferred tax assets (liabilities). As of March 31, 2005, details of aggregate deferred tax assets (liabilities) are as follows:

	Won (millions)
	Temporary				Deferred tax assets
	differences at		Estimated reversal timing		(liabilities)
	March 31,		Within
	2005		one year	Thereafter	Current	Non-current
Assets:
Loss on valuation of derivatives	~~W~~	(504,404)	136,021	368,383	—	138,711
Retirement and severance benefits		(251,825)	—	251,825	—	69,252
Deferred foreign exchange translation loss		(31,579)	10,569	21,010	—	8,684
Accounts payable - purchase of electricity		(573,434)	573,434	—	157,694	—
Other		(453,868)	56,425	397,443	17,592	107,222

		(1,815,110)	776,449	1,038,661	175,286	323,869

Liabilities:
Gain on valuation of derivatives		473,901	(193,008)	(280,893)	—	(130,323)
Deferred foreign exchange translation gain		85,938	(51,752)	(34,186)	—	(23,633)
Reserve for social overhead capital investment		463,589	(246,770)	(216,819)	—	(127,487)
Equity income of affiliates		7,372,227	—	(7,372,227)	—	(2,027,577)
Other		241,242	(43,540)	(197,702)	(10,744)	(55,598)

		8,636,897	(535,070)	(8,101,827)	(10,744)	(2,364,618)

	~~W~~	6,821,787	241,379	(7,063,166)	164,542	(2,040,749)

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(26)	Earnings Per Share

Ordinary and basic earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding.

	Won (millions)
	2005		2004
Net income	~~W~~	1,114,077	1,047,931
Weighted-average number of common shares outstanding		629,708,023	629,858,023

Ordinary and basic earnings per common share in Won	~~W~~	1,769	1,664

Diluted earnings per share is calculated by dividing diluted net income by the weighted average number of shares of common equivalent stock outstanding.

	Won (millions)
	2005		2004
Net income	~~W~~	1,114,077	1,047,930
Exchangeable bond interest		829	795

		1,114,906	1,048,725

Weighted-average number of common shares and diluted securities outstanding		639,707,870	639,857,870

Diluted earnings per share in Won	~~W~~	1,743	1,639

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(27)	Transactions and Balances with Related Companies

(a)	Transactions with related parties for the three-month periods ended March 31, 2005 and 2004 are as follows:

		Won (millions)
Related party	Transaction	2005		2004
Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	~~W~~	28,573	27,540
Korea South-East Power Co., Ltd.	”		7,572	5,786
Korea Midland Power Co., Ltd.	”		18,227	4,248
Korea Western Power Co., Ltd.	”		11,342	2,984
Korea Southern Power Co., Ltd.	”		4,203	3,294
Korea East-West Power Co., Ltd.	”		4,577	6,185
Others	”		21,908	82,655

		~~W~~	96,402	132,692

Purchases and others:
Korea Hydro & Nuclear Power Co., Ltd. (*)	Purchase of electricity and others	~~W~~	1,347,667	1,152,799
Korea South-East Power Co., Ltd. (*)	”		523,752	400,382
Korea Midland Power Co., Ltd. (*)	”		529,867	532,837
Korea Western Power Co., Ltd. (*)	”		605,517	512,462
Korea Southern Power Co., Ltd. (*)	”		738,946	702,250
Korea East-West Power Co., Ltd. (*)	”		621,047	559,048
Korea Power Engineering Co., Inc.	Designing of
	the power plant and others		4,337	3,878
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		8,728	8,994
Korea Electric Power Data Network, Co., Ltd.	Maintenance of
	computer system		49,294	40,489
Others	Commissions for service
	and others		52,034	48,271

		~~W~~	4,481,189	3,961,410

(*) The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(27)	Transactions and Balances with Related Companies, Continued

(b)	Receivables arising from related parties transactions as of March 31, 2005 and December 31, 2004 are as follows:

	Won (millions)
	2005
	Trade		Other
Related party	receivables		receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	—	1,674	1,674
Korea South-East Power Co., Ltd.		2,993	1,130	4,123
Korea Midland Power Co., Ltd.		357	9,808	10,165
Korea Western Power Co., Ltd.		1,867	1,001	2,868
Korea Southern Power Co., Ltd.		1,327	67	1,394
Korea East-West Power Co., Ltd.		1,443	46	1,489
Others		4,560	11,102	15,662

	~~W~~	12,547	24,828	37,375

	Won (millions)
	2004
	Trade		Other
Related party	receivables		receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	—	7,185	7,185
Korea South-East Power Co., Ltd.		1,984	1,130	3,114
Korea Midland Power Co., Ltd.		183	9,808	9,991
Korea Western Power Co., Ltd.		2,115	114	2,229
Korea Southern Power Co., Ltd.		1,242	199	1,441
Korea East-West Power Co., Ltd.		2,306	101	2,407
Others		4,790	9,903	14,693

	~~W~~	12,620	28,440	41,060

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(27)	Transactions and Balances with Related Companies, Continued

(c)	Payables arising from related parties transactions as of March 31, 2005 and December 31, 2004 are as follows:

	Won (millions)
	2005
	Trade		Other
Related party	payables		payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	~~W~~	406,235	48	406,283
Korea South-East Power Co., Ltd. (*)		133,657	7,292	140,949
Korea Midland Power Co., Ltd. (*)		141,722	8,428	150,150
Korea Western Power Co., Ltd. (*)		177,215	3,832	181,047
Korea Southern Power Co., Ltd. (*)		207,866	107	207,973
Korea East-West Power Co., Ltd. (*)		160,712	129	160,841
Korea Power Engineering Co., Inc.		—	3,273	3,273
Korea Plant Service & Engineering Co., Ltd.		—	3,161	3,161
Korea Electric Power Data Network Co., Ltd.		—	18,526	18,526
Others		749	14,133	14,882

	~~W~~	1,228,156	58,929	1,287,085

(*) The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the substantial amount payable to the power generation subsidiaries.

	Won (millions)
	2004
	Trade		Other
Related party	payables		payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	~~W~~	403,299	48	403,347
Korea South-East Power Co., Ltd. (*)		153,429	111	153,540
Korea Midland Power Co., Ltd. (*)		146,735	8,458	155,193
Korea Western Power Co., Ltd. (*)		169,362	117	169,479
Korea Southern Power Co., Ltd. (*)		227,978	84	228,062
Korea East-West Power Co., Ltd. (*)		160,231	126	160,357
Korea Power Engineering Co., Inc.		—	1,515	1,515
Korea Plant Service & Engineering Co., Ltd.		—	6,275	6,275
Korea Electric Power Data Network Co., Ltd.		—	43,845	43,845
Others		1,044	17,453	18,497

	~~W~~	1,262,078	78,032	1,340,110

(*) The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the substantial amount payable to the power generation subsidiaries.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(27)	Transactions and Balances with Related Companies, Continued

(d)	The guarantees the Company has provided for related companies as of March 31, 2005 are as follows:

				Won (millions),
Type	Loan type	Guaranteed company	Financial institutions	US$ (thousands)
Payment	Foreign	KEPCO International	Nippon Life Insurance	US$	82,006
guarantee	currency	Hong Kong Ltd.
	loan
		”	Norinchukin Bank		35,000
		”	Korea Development Bank		2,318
		KEPCO International
		Philippines Inc.	Korea Development Bank		27,261
Other(*1)		KEPCO Ilijan Co.			105,000

				US$	251,585

Joint liability on	Spin-off of	Six power generation	Korea Development Bank
guarantee(*2)	power	subsidiaries	and others	~~W~~	246,147
	generation
	subsidiaries

(*1) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$356 million in 2000 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees to the extent not exceeding US$72 million for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$33 million for the repayment of that borrowing.

(*2) The Company has joint and several responsibilities with the generation subsidiaries to repay those debts, which were transferred and outstanding at the time of spin-off on April 2, 2001, under the Commercial Code of the Republic of Korea. The balance of the power generation subsidiaries’ debts for which the Company has those joint and several responsibilities as of March 31, 2005 is ~~W~~246,147 million.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(27)	Transactions and Balances with Related Companies, Continued

(e)	The guarantees provided by related companies for the Company as of March 31, 2005 are as follows:

		Won (millions), USD, JPY and GBP (thousands)
					Balance of
					borrowing as of
			Guaranteed	Type of	March, 31
Type	Related party	Currency	amounts	borrowings	2005
Payment guarantee(*1)	Korea Development Bank	US$	1,467,243	Foreign currency bond	US$	1,101,866
		JPY	104,634,897	”	JPY	102,500,000
		GBP	30,706	”	GBP	24,467
Joint liability on guarantee (*2)	Six power generation subsidiaries	KRW	74,808	Long-term debts	KRW	74,808

(*1) Korea Development Bank has provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of March 31, 2005, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan described in note 1(a).

(*2) As described note 27(d), the balance of the Company’s borrowings for which six power generation subsidiaries have the joint and several responsibilities is ~~W~~74,808 million as of March 31, 2005.

(28)	Commitments and Contingencies

The Company is engaged in 213 lawsuits as a defendant and 39 lawsuits as a plaintiff. The total amount claimed against the Company is ~~W~~94,823 million and the total amount claimed by the Company is ~~W~~9,597 million as of March 31, 2005. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

Five banks including Korea Exchange Bank have provided the Company credit (overdraft) lines amounting to ~~W~~750,000 million as of March 31, 2005.

The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on March 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been suspended from December 1, 2003 due to the political environment surrounding the Korean peninsula. As of March 31, 2005, the project remains suspended.

The Company entered into power purchase agreements with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. The power purchased under these agreements amounted to ~~W~~239,928 million and ~~W~~251,684 million for the three-month periods ended March 31, 2005 and 2004.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(29)	Employee Welfare and Contributions to Society

For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance. The Company donated ~~W~~4,389 million and ~~W~~5,871 million to the fund for the welfare of the Company’s employees and others for the three-month periods ended March 31, 2005 and 2004, respectively.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kwang-Choong
Name: Kim, Kwang-Choong
Title: Treasurer

Date: June 7, 2005